July 22, 2025

Shawn Matthews
Chief Executive Officer
HCM III Acquisition Corp.
100 First Stamford Place, Suite 330
Stamford, CT 06902

       Re: HCM III Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 11, 2025
           File No. 333-287841
Dear Shawn Matthews:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2025, letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1. Please revise your disclosure in paragraph
       7 to clarify that the cashless exercise of the private warrants may result in material dilution to your public stockholders. Please refer to Item 1602(a)(3) of Regulation S-
       K.
Exhibits

2. Please revise Exhibit 5.1 to cover the full number of units, ordinary shares and warrants being registered in this offering. In this regard we note the opinion references up to 23.5 million units, including the overallotment. The cover page reflects 22 million units and up to 3.3 million to cover overallotments, for a total of 25.3 million
 July 22, 2025
Page 2

       units. Please also revise to remove the assumption that "all such documents have been duly authorized by all requisite action, corporate or other" or explain.
3. Please revise Exhibit 5.2 to also include the ordinary shares underlying the warrants, which are being registered in this offering. Please also remove assumptions 2.10 and
       2.12, which appear to be facts readily ascertainable and appear to assume away part of the opinion. Please also remove from the Director's Certificate, attached to the legality opinion, certifications 3 and 4, as such certifications appear to go to the underlying opinion.
General

4. Please provide an updated auditors' consent within your next filing. Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468
if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Kevin E. Manz, Esq.